UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 4, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Omeros Corporation

File No. 1-34475 - CF#37372

Omeros Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information they excluded from their Exhibits to the Forms listed below.

Based on representations by Omeros Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed on	Through
10.1	10-Q	May 12, 2010	March 18, 2024
10.1	10-Q	May 10, 2011	March 18, 2024
10.1	10-Q	May 9, 2013	March 18, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary